Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

Interval Leisure Group to Acquire Starwood’s Vacation Ownership Business 10/29/15 Creating a Leading, Integrated Shared Ownership Company With Complementary Product Offerings The combination of ILG and Vistana will create one of the world’s best integrated shared ownership companies with the portfolio of properties, services and expertise to provide guests with high-quality vacation ownership brands offering superb vacation experiences. With an even more diverse offering of leading properties and broader geographic reach and scale, ILG will be stronger than ever — both financially and in our ability to thrive in a rapidly evolving industry. This means we can create even more value for our shareholders — now and into the future. ILG VISTANA ~200 Managed Vacation Ownership Resorts 500K+ Owners 11K+ Employees ~2 Million Members Served by Interval International ownership products Consumer financing ancillary services management The financial information in the charts above reflects historical, stand-alone results of ILG and Vistana and does not reflect any synergy or other adjustments with respect to the proposed combination. There can be no assurance that either ILG, Vistana or the combined businesses will be able to continue to generate the financial results described above. See “Cautionary Language Concerning Forward-Looking Statements” below for additional factors that could affect the financial results of ILG, Vistana and the combined businesses. 1 Derived from ILG SEC filings. See Adjusted EBITDA reconciliation table. 2 Derived from the pro forma data in Vistana’s Form 10 filed September 22, 2015. Includes $3 million related to financings that may or may not be incurred, as well as approximately $4 million of non-cash compensation. Adjusted EBITDA consistent with ILG’s calculation would be $129 million, excluding $4 million of non-cash compensation. See Adjusted EBITDA reconciliation. 3 As reported on ILG’s SEC Form 10-K and 10Q filings for Q1 and Q2 2015 and Q3 and Q4 2014. 4 Based on Vistana’s Form 10 filed September 22, 2015; excludes the results of the residential segment. COMBINING DIVERSIFIED & COMPLEMENTARY BUSINE SSE S Interval Leisure Group $672 Million3 Vistana $923 Million4 26% 74% Vacation OwnershipExchange & Rental 7% 36% Sales of vacationCost reimbursements Resort operations andResort and vacation network LTM REVENUE (6/30/15)LTM ADJUSTED EBITDA (6/30/15) $672M$923M$180M1$125M2 Interval Leisure GroupVistana Interval Leisure Group Vistana ~1.5x Net Debt / Adj.EBITDA Expected at Closing THE NE W INTERVAL LEISURE GROUP BY THE NUMBERS TR ANSAC TION SUMM ARY STRUCTURE Reverse Morris Trust, epected to be tax-free to Starwood shareholders ~$1.5 Billion Transaction Value Pro forma ownership: approximately 55% Vistana shareholders and 45% Interval Leisure Group shareholders on a fully-diluted basis LEADERSHIP & GOVERNANCE Craig Nash to continue as Chairman and CEO of Interval Leisure Group Jeanette Marbert to continue as COO of Interval Leisure Group William Harvey to continue as CFO of Interval Leisure Group Vistana will continue to be lead by Stephen Williams, COO, and Heather McGill, CFO 13 person Board; nine current Interval Leisure Group directors and four Starwood director appointees HEADQUARTERS ILG: Miami, FL Vistana: Orlando, FL 1 3 OF THE TOP HIGH-QUALIT Y VACATION OWNERSHIP BR ANDS

GREAT FOR ALL STAKEHOLDERS

SHAREHOLDERS

Enhanced financial profile, with a flexible balance sheet and substantial free cash flow from recurring fee-for-service revenues to drive sales and earnings growth

Scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth

CLIENTS

Brings under one roof three of the top high-quality vacation ownership brands (Hyatt, Sheraton, Westin) as well as the largest independent management portfolio of resorts in the industry

Continues to provide best-in-class programs and services to owners

EMPLOYEES

Seamless transition for employees, building off of Interval Leisure Group and Vistana's 15-year history working together

Employees to be part of a larger, more competitive company, meaning increased professional opportunities for employees.

COMBINING DIVERSIFIED & COMPLEMENTARY BUSINESSES

- Establishes stronger financial profile to drive growth
- Creates complementary product portfolio of upper-upscale vacation ownership brands
- Improves financial strength and flexibility, with substantial free cash flow and debt capacity to fund future growth
- Meaningful cost savings and revenue synergy opportunities
- Attractive inventory pipeline coupled with robust sales and marketing distribution capabilities
- High value inventory enhances membership and exchange

BOLSTERS ILG'S VACATION OWNERSHIP PORTFOLIO[1]

Resort Name	Location	Experience	Completed Units	Planned Units	Total Units
Vacation Ownership Resorts					
Sheraton Vistana Resort	Orlando, FL	Theme park	1,566	–	1,566
Sheraton Vistana Villages	Orlando, FL	Theme park	892	734	1,626
Vistana's BeachClub	Jensen Beach, FL	Beach	76	–	76
Sheraton PGA Vacation Resort	Port St. Lucie, FL	Golf	30	–	30
The Westin Nanea Ocean Villas	Maui, HI	Beach	–	390	390
The Westin Ka'anapali Ocean Resort Villas	Maui, HI	Beach	280	–	280
The Westin Ka'anapali Ocean Resort Villas North	Maui, HI	Beach	258	–	258
The Westin Princeville Ocean Resort Villas	Kauai, HI	Beach	173	–	173
The Westin Lagunamar Ocean Resort Villas & Spa	Cancun, MX	Beach	290	–	290
The Westin St. John Resort & Villas	St. John, USVI	Beach	164	88	252
Harborside Resort at Atlantis	Nassau, Bahamas	Beach/Casino	198	–	198
Sheraton Broadway Plantation	Myrtle Beach, SC	Golf/Beach	342	160	502
The Westin Mission Hills Resort Villas	Rancho Mirage, CA	Golf/Desert	158	–	158
The Westin Desert Willow Villas, Palm Desert	Palm Desert, CA	Golf/Desert	134	166	300
The Westin Kierland Villas	Scottsdale, AZ	Golf/Desert	149	–	149
Sheraton Desert Oasis Villas	Scottsdale, AZ	Golf/Desert	150	–	150
Sheraton Mountain Vista	Vail Calley, CO	Ski/Mountain	78	–	78
The Westin Riverfront Mountain Villas	Vail Calley, CO	Ski/Mountain	34	–	34
Lakeside Terrace Villas	Vail Calley, CO	Ski/Mountain	23	–	23
Sheraton Steamboat Resort	Steamboat Springs, CO	Ski/Mountain	21	–	21
		Total	**5,016**	**1,538**	**6,554**
Fractional Residence Properties					
The Phoenician Residences, The Luxury Collection Residence Club	Scottsdale, AZ	Golf/Desert	6	–	6
The St. Regis Residence Club, Aspen	Aspen, CO	Ski/Mountain	25	–	25
The St. Regis Residence Club, New York	New York, NY	City/Cultural	31	–	31
		Total	**62**	–	**62**

Transferred Properties

Resort Name	Location	Experience	Hotel Rooms
The Westin Resort & Spa, Cancun	Cancun, MX	Beach	379
The Westin Resort & Spa, Puerto Vallarta	Puerto Vallarta, MX	Beach	280
The Westin Resort & Spa, Los Cabos	Los Cabos, MX	Beach	243
Sheraton Kauai Resort	Kauai, HI	Beach	394
Sheraton Steamboat Resort	Steamboat Springs, CO	Ski/Mountain	264
		Total	**1,560**

[1] Derived from the data on Vistana's Form 10 filed September 22, 2015







interval leisure group.   starwood Hotels and Resorts

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VISTANA NON-GAAP RECONCILIATION

$ in millions	Twelve months ended, December 31, 2014	Twelve months ended, June 30, 2015
Adjusted EBITDA[1]	$158	$170
Non-cash compensation expense	(4)	(4)
Other non-operating income (expense), net	–	–
Acquisition related and restructuring costs	–	–
Royalty Fees	(36)	(36)
Management Fees	(2)	(2)
Expenses for Credit Facilities	(4)	(3)
Other special items	–	-
Pro-forma adjusted EBITDA[2]	**112**	**125**
Amortization expense of intangibles	–	–
Depreciation expense	(38)	(38)
Percentage of completion deferral	(1)	6
Residential	12	1
Add: Royalty Fees	36	36
Add: Management Fees	2	2
Add: Expenses for Credit Facilities	4	3
Less: Net income attributable to noncontrolling interests	–	–
Less: Other non-operating income (expense), net	–	–
Equity in earnings of unconsolidated entities	(1)	(1)
Operating income	**126**	**134**
Interest income	–	–
Interest expense	–	–
Other non-operating income (expense), net	–	–
Equity in earnings of unconsolidated entities	1	1
Income tax provision	(52)	(54)
Net income	**75**	**81**
Net income attributable to noncontrolling interests	–	–
Net income attributable to common stockholders	**$75**	**$81**

[1] Adjusted EBITDA excludes if applicable the impact of our restructuring charges/(credits), losses/(gains) on asset dispositions, impairments, the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on our GAAP revenues and expenses, the operations of our residential business and non-cash compensation.

[2] Pro-forma adjusted EBITDA includes the impact of the pro-forma adjustments related to Vistana's expected royalty fees, management fees and credit facilities fees.

ILG NON-GAAP RECONCILIATION TABLE

$ in thousands	Twelve months ended, December 31, 2014	Twelve months ended, June 30, 2015
Adjusted EBITDA[1]	**$175,140**	**$179,694**
Non-cash compensation expense	(11,363)	(12,817)
Other non-operating income, net	2,012	3,544
Acquisition related and restructuring costs	(7,058)	(5,135)
Other special items	–	(171)
EBITDA	**158,731**	**165,115**
Amortization expense of intangibles	(12,301)	(13,455)
Depreciation expense	(15,712)	(16,640)
Less: Net income attributable to noncontrolling interests	3,018	2,018
Less: Other non-operating income, net	(2,012)	(3,544)
Equity in earnings in unconsolidated entities	(4,630)	(7,079)
Operating income	**127,094**	**126,415**
Interest income	412	856
Interest expense	(7,149)	(12,924)
Other non-operating income, net	2,012	3,544
Equity in earnings in unconsolidated entities	4,630	7,079
Income tax provision	(45,051)	(44,194)
Net income	81,948	80,776
Net income attributable to noncontrolling interest	(3,018)	(2,018)
Net income attributable to common stockholders	**$78,930**	**$78,758**

[1] Adjusted EBITDA – EBITDA, excluding, if applicable: (1) non-cash compensation expense, (2) acquisition related and restructuring costs, (3) other non-operating income and expense, and (4) other special items. The Company's presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.





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CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside the control of ILG and Starwood. ABOUT ILG ILG is a leading global provider of non-traditional lodging, encompassing a portfolio of leisure businesses from exchange and vacation rental to vacation ownership. In its exchange and rental segment, Interval International and Trading Places International (TPI) offer vacation exchange and travel-related products to more than 2 million member families worldwide, while Hyatt Residence Club provides exchanges among its branded resorts in addition to its participation in the Interval Network. Aqua-Aston Hospitality provides hotel and condominium rentals and resort management. In its vacation ownership segment, Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership (HVO) and TPI provide management services to timeshare resorts and clubs, as well as homeowners’ associations. HVO also sells, markets, and finances vacation ownership interests. ILG through its subsidiaries independently owns and manages the Hyatt Residence Club program and uses the Hyatt Vacation Ownership name and other Hyatt marks under license from affiliates of Hyatt Hotels Corporation. Headquartered in Miami, Florida, ILG has offices in 16 countries and more than 6,000 employees. For more information, visit www.iilg.com. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ABOUT STARWOOD Starwood is one of the leading hotel and leisure companies in the world with more than 1,200 properties in some 100 countries and more than 180,000 employees at its owned and managed properties. Starwood is a fully integrated owner, operator and franchisor of hotels, resorts and residences with the following internationally renowned brands: St. Regis®, The Luxury Collection®, W®, Westin®, Le Méridien®, Sheraton®, Four Points®by Sheraton, Aloft®, and Element®. The Company boasts one of the industry’s leading loyalty programs, Starwood Preferred Guest (SPG®), allowing members to earn and redeem points for room stays, room upgrades and flights, with no blackout dates. Starwood also owns Starwood Vacation Ownership, Inc., a premier provider of world-class vacation experiences through villa-style resorts and privileged access to Starwood brands. For more information, please visit www.starwoodhotels.com. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/ prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website. PARTICIPANTS IN SOLICITATION ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. 4